This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-52484

Supplement to Prospectus dated June 30, 2001

March 7, 2002 — Vestin Mortgage Inc., a subsidiary of Vestin Group Inc. and the manager of Vestin Fund II, LLC (the “Company”), today announced that for the month of February 2002, the Company raised approximately $17,400,000. As of Feb. 28, 2002, the Company raised in excess of $166,100,000 and has 48 mortgage loans in its portfolio totaling approximately $156,300,000.

The average maturity of these loans was 11 months, with an average interest rate of 13.43 percent per annum. The Company distributed to its 2,316 unit holders a weighted average interest rate yield of 13.22 percent for the month of February. For the two months ended February 28, 2002, the Company distributed to its unit holders a weighted average per annum interest rate yield of 13.20 percent.